UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of January    , 2003
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                               DESC, S.A. DE C.V.
                               ------------------
                 (Translation of registrant's name into English)

 PASEO DE LOS TAMARINDOS 400-B, BOSQUES DE LAS LOMAS, 05120 MEXICO, D.F., MEXICO
 -------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F |X|                 Form 40-F  __
           ---


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _ No |X| _

                                   SIGNATURES



                     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                        Desc, S.A. de C.V.
                                        ----------------------------------------
                                                    (Registrant)



Date:     January 30, 2003              By    /s/ Arturo D'Acosta Ruiz
------------------------------               -----------------------------------
                                                        (Signature)

                                             Name:      Arturo D'Acosta Ruiz
                                             Title:     Chief Financial Officer













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
                                  EXHIBIT INDEX
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                                                                   Sequential
           Item                                                   Page Number
           ----                                                   -----------
 1.        Notice to Shareholders, dated January 20, 2003,            4
           announcing Registrant's payment of a cash dividend.














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
                                                                       EXHIBIT 1
                                                                       ---------
                                   [Desc Logo]


                             NOTICE TO SHAREHOLDERS

                               DESC, S.A. DE C.V.


The Annual General Ordinary and Extraordinary Shareholders Meeting of DESC, S.A. de C.V., held on April 25, 2002, declared a cash dividend in the amount of 29 Mexican cents per currently outstanding share, payable in four quarterly installments on July 2002, October 2002, January 2003, and April 2003, for the equivalent of 7.25 Mexican cents per share.

The shareholders may receive the third installment of said dividend, equal to
7.25 Mexican cents per share, beginning on January 31st, 2003, at the offices of the corporation located at Paseo de los Tamarindos 400-B, 27th Floor, Col. Bosques de las Lomas, 05120, Mexico, D.F., against delivery of coupon 18 of the presently outstanding certificates. Shareholders whose shares are deposited in credit institutions or securities firms shall receive their dividends through said institutions or brokerage firms.

Such dividend comes from the Consolidated Net Tax Profit Account ("Cuenta de Utilidad Fiscal Neta Consolidada") of the Corporation. Individuals ("personas fisicas") residents in Mexico are advised that they must accumulate to their income any dividends received, according to the provisions set forth in Article 165 of the Mexican Federal Income Tax Law ("Ley del Impuesto Sobre la Renta").

               Mexico City, Federal District, January 20th, 2003.


                            /s/ Ernesto Vega Velasco

                              ERNESTO VEGA VELASCO
                       SECRETARY OF THE BOARD OF DIRECTORS






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